TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS	2
OIL AND GAS DISCLOSURES	3
INTRODUCTION	4
INDUSTRY TRENDS AND KEY EVENTS	4
RISK FACTORS	4
OPERATIONAL HIGHLIGHTS	5
SELECTED FINANCIAL INFORMATION AND HIGHLIGHTS	6
QUARTER IN REVIEW	9
LIQUIDITY AND CAPITAL RESOURCES	16
CRITICAL ACCOUNTING ESTIMATES	22
NEW ACCOUNTING STANDARDS	22
NON-GAAP MEASURES AND RECONCILIATION	23
PUBLIC SECURITIES FILINGS	24
GLOSSARY OF TERMS	25

The following Management Discussion and Analysis (“MD&A”) should be read in conjunction with our audited annual consolidated financial statements and accompanying notes for the year ended December 31, 2008 and our unaudited interim financial statements and accompanying notes for the quarter ended March 31, 2009.  The MD&A was prepared by management and provides a review of our performance in the quarter ended March 31, 2009, and of our financial condition and future prospects.

Our financial statements and the financial information contained in this MD&A have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and are presented in United States dollars (“USD”) unless otherwise specified.  References to “we,” “us,” “our,” “Company,” and “InterOil” refer to InterOil Corporation and/or InterOil Corporation and its subsidiaries as the context requires.  Information presented in this MD&A is as at May 12, 2009 and for the quarter ended March 31, 2009 unless otherwise specified.

Management Discussion and Analysis   INTEROIL CORPORATION     1

FORWARD-LOOKING STATEMENTS

This MD&A contains “forward-looking statements” as defined in U.S. federal and Canadian securities laws.  Such statements are generally identifiable by the terminology used such as “may,” “plans,” “believes,” “expects,” “anticipates,” “intends,” “estimates,” “forecasts,” “budgets,” “targets” or other similar wording suggesting future outcomes or statements regarding an outlook.  We have based these forward-looking statements on our current expectations and projections about future events.  All statements, other than statements of historical fact, included in or incorporated by reference in this MD&A are forward-looking statements.  Forward-looking statements include, without limitation, statements regarding our plans for our exploration and other business activities and results therefrom, developing our business, cash flows from operations, sources of capital, operating costs, business strategy, contingent liabilities, environmental matters, and plans and objectives for future operations, the timing, maturity and amount of future capital and other expenditures.

Many risks and uncertainties may affect the matters addressed in these forward-looking statements, including but not limited to:
•	the inherent uncertainty of oil and gas exploration activities;
•	potential effects from oil and gas price declines;
•	the uncertain outcome of our negotiations with the Papua New Guinea government to determine the price at which our refined products may be sold;
•	the availability of crude feedstock at economic rates;
•	the ability to meet maturing indebtedness;
•	the uncertainty in our ability to attract capital;
•	general economic conditions and illiquidity in financial and credit markets
•	interest rate risk;
•	the effects from competition
•	losses from our hedging activities;
•	inherent limitations in all control systems, and misstatements due to error that may occur and not be detected;
•	fluctuations in currency exchange rates;
•	the recruitment and retention of qualified personnel;
•	the availability and cost of drilling rigs, oilfield equipment, and other oilfield exploration services;
•	our ability to finance the development of our LNG facility;
•	our ability to timely construct and commission our LNG facility;
•	the margins for our refined products;
•	the inability of our refinery to operate at full capacity;
•	difficulties in marketing our refinery’s output;
•	exposure to certain uninsured risks stemming from our refining operations;
•	weather conditions and unforeseen operating hazards;
•	political, legal and economic risks in Papua New Guinea;
•	compliance with and changes in foreign governmental laws and regulations, including environmental laws;
•	landowner claims;
•	the uncertainty of success in pending lawsuits and other proceedings;
•	law enforcement difficulties;
•	the impact of legislation regulating emissions of greenhouse gases on current and potential markets for our products;
•	stock price volatility; and
•	contractual defaults.

Forward-looking statements and information are based on our current beliefs as well as assumptions made by, and information currently available to, us concerning anticipated financial conditions and performance, business prospects, strategies, regulatory developments, future oil and natural gas commodity prices, the ability to obtain equipment in a timely manner to carry out development activities, the ability to market products successfully to current and new customers, the effects from increasing competition, the ability to obtain financing on acceptable terms, and the ability to develop reserves and production through development and exploration activities. Although we consider these assumptions to be reasonable based on information currently available to us, they may prove to be incorrect.

Management Discussion and Analysis   INTEROIL CORPORATION     2

Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could be inaccurate, and, therefore, we cannot assure you that the forward-looking statements included in this MD&A will eventuate.  In light of the significant uncertainties inherent in our forward-looking statements, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved.  Some of these and other risks and uncertainties that could cause actual results to differ materially from such forward-looking statements are more fully described under the heading “Risk Factors” in our Annual Information Form for the year ended December 31, 2008 (“2008 Annual Information Form”).

Furthermore, the forward-looking information contained in this MD&A is made as of the date hereof, unless otherwise specified and, except as required by applicable law, we have no obligation to update publicly or to revise any of this forward-looking information.  The forward-looking information contained in this report is expressly qualified by this cautionary statement.

OIL AND GAS DISCLOSURES

We are required to comply with Canadian National Instrument 51-101 standards for Disclosure of Oil and Gas Activities, which prescribes disclosure of oil and gas reserves and resources.  During 2008, we retained GLJ Petroleum Consultants Ltd, an independent qualified reserve evaluator based in Calgary, Canada, to evaluate our resources data as at December 31, 2008 in accordance with NI 51-101.  Disclosure of this evaluation has been summarized in our 2008 Annual Information Form dated March 27, 2009 available at www.sedar.com.

The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions.  The Company includes in this MD&A information that the SEC’s guidelines generally prohibit U.S registrants from including in filings with the SEC.  Investors are urged to consider closely the disclosure in the Company’s Form 40-F dated March 27, 2009, available at www.sec.gov.

All calculations converting natural gas to crude oil equivalent have been made using a ratio of six mcf of natural gas to one barrel of crude equivalent.  Barrels of oil equivalent may be misleading, particularly if used in isolation.  A barrel of oil equivalent conversion ratio of six mcf of natural gas to one barrel of crude oil equivalent is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Management Discussion and Analysis   INTEROIL CORPORATION     3

INTRODUCTION

We are developing a vertically integrated energy company in Papua New Guinea and the surrounding region.  Our operations are organized into four major segments:

Segments	Operations
Upstream	Exploration and Production – Explores and appraises potential oil and natural gas structures in Papua New Guinea with a view to commercializing significant discoveries.

Midstream
Refining – Produces refined petroleum products at Napa Napa in Port Moresby, Papua New Guinea for the domestic market and for export.

Liquefaction – Developing an onshore liquefied natural gas processing facility in Papua New Guinea.

Downstream	Wholesale and Retail Distribution – Markets and distributes refined petroleum products domestically in Papua New Guinea on a wholesale and retail basis.

Corporate
Corporate – Provides support to the other business segments by engaging in business development and improvement activities and providing general and administrative services and management, undertakes financing and treasury activities, and is responsible for government and investor relations.  General and administrative and integrated costs are recovered from business segments on an equitable basis. Our corporate segment results also include consolidation adjustments.

INDUSTRY TRENDS AND KEY EVENTS

InterOil is developing a vertically integrated energy company in Papua New Guinea and the surrounding region.  InterOil is therefore exposed to exploration and development, refining, distribution and marketing industry trends and regulation.

A summary of the various industry trends can be found under the heading “Industry Trends” in our Management Discussion and Analysis dated March 27, 2009 available at www.sedar.com.  We do not believe that our business environment has changed in any material way since the date of our 2008 Management Discussion and Analysis.

RISK FACTORS

Our business operations and financial position are subject to a range of risks.  A summary of the key risks that may impact the matters addressed in this document have been included under section “Legal Notice – Risk Factors and Forward Looking Statements” above.  Detailed risk factors can be found under the heading “Risk Factors” in our 2008 Annual Information Form dated March 27, 2009 available at www.sedar.com.  We do not believe that our business risks have materially changed since the date of our 2008 Annual Information Form.

Management Discussion and Analysis   INTEROIL CORPORATION     4

OPERATIONAL HIGHLIGHTS

Summary of operational highlights

A summary of the key operational matters and events for the quarter, for each of the segments is as follows:

Upstream
•
On March 2, 2009, the Antelope-1 well flowed gas at a rate equivalent to 382 mmscf per day with 5,000 bbl/day of condensate for a total 68,700 barrels of oil equivalent per day. The well was drilled to a total depth of 8,892 feet (2,710 meters).

•	On March 5, 2009, our PPL 238, 237 and 236 licenses were re-issued for a five year term covering what we believe the most prospective 50% of the acreage on these licenses.
•	On March 6, 2009, after plugging back to 7,727 feet (2,355 meters), Antelope-1 well sidetrack drilling commenced in order to re-test an interval suspected to include a gas/oil or gas/water contact.
•	A majority of the earthworks at the Antelope-2 well site have been completed.
•
Subsequent to quarter end, on April 6, 2009, oil and oil emulsion was recovered from the Antelope-1 side track from an interval of 7,809 feet (2,380 meters) to the current total depth (TD) at 7,930 feet (2,416 meters).

•	Subsequent to quarter end, on April 17, 2009, an Indirect Participation Interest (‘IPI’) investor waived conversion rights to 160,000 of our common shares under the IPI agreement.

Midstream – Refining
•	Net income was $10.3 million for the quarter compared with $0.2 million for the same quarter of 2008 as a result of better refining margins and derivative gains.
•
Refining operations achieved a gross margin of $24.1 million and Earnings before interest taxes, depreciation and amortization (“EBITDA”), a non-GAAP financial measure, of $14.7 million for the quarter.

•	Total refinery throughput was 22,036 barrels per operating day in quarter, as compared with 21,957 barrels per operating day in the same quarter of 2008.

Midstream – Liquefaction
•	Net loss was $2.6 million for the quarter, being our share of expenses incurred by the PNG LNG Inc. Joint Venture Company progressing the LNG Project.
•
On February 27, 2009, InterOil LNG Holdings Inc. and Pacific LNG Operations Ltd, acquired Merrill Lynch’s interest in the Joint Venture Company.  As part of the acquisition all matters between the parties were settled such that Merrill Lynch retained no ongoing economic interests, legal rights or involvement in the LNG Project.

Downstream
•
Downstream operations generated a net profit of $1.0 million for the quarter,  compared with $2.2 million for the same quarter of 2008 due to reduced margins caused by unfavorable movements in product prices.

•	Downstream operations generated gross margin of $4.8 million and EBITDA of $3.2 million for the quarter ended March 31, 2009.
•	Total Downstream sales volumes were 134.0 million liters in quarter ended March 31, 2009, compared with 130.1 million liters in same quarter of 2008.

Corporate
•	On January 27, 2009, the Company voluntarily delisted its common shares from the Toronto Stock Exchange.
•	On March 31, 2009, our common shares commenced trading on the New York Stock Exchange and were delisted from the NYSE AMEX, at the close of trading on March 30, 2009.

Management Discussion and Analysis   INTEROIL CORPORATION     5

SELECTED FINANCIAL INFORMATION AND HIGHLIGHTS

Consolidated Results for the Quarter Ended March 31, 2009 compared with the Quarter Ended March 31, 2008

Consolidated – Operating results	Quarter ended March 31,
($ thousands, except per share data)	2009	2008
Sales and operating revenues	160,840	191,372
Interest revenue	76	317
Other non-allocated revenue	746	725
Total revenue	161,662	192,414
Cost of sales and operating expenses	(136,411)	(176,984)
Office and administration and other expenses	(8,998)	(8,189)
Foreign Exchange gain/(loss)	(6,390)	1,300
Derivative gain/(loss)	1,277	(1,618)
Exploration costs	(216)	237
Exploration impairment	-	(25)
Earnings before interest, taxes, depreciation and amortization (non-GAAP measure) (1)	10,924	7,135
Depreciation and amortization	(3,381)	(3,485)
Interest expense	(4,041)	(5,190)
Profit / (Loss) before income taxes and non-controlling interest	3,502	(1,540)
Income tax expense	(857)	(858)
Non-controlling interest	(2)	-
Net profit / (loss)	2,643	(2,398)
Net profit/(loss) per share (dollars) (basic)	0.07	(0.08)
Net profit/(loss) per share (dollars) (diluted)	0.07	(0.08)
Total assets	552,971	586,107
Total liabilities	321,881	490,487
Total long-term liabilities	204,582	307,522
Gross margin (2)	24,429	14,388
Cash flows provided by operating activities (3)	18,587	10,105

(1)
Earnings before interest, taxes, depreciation and amortization, or EBITDA, is a non-GAAP measure and is reconciled to Canadian GAAP in the section to this document entitled ‘Non-GAAP Measures and Reconciliation’.

(2)
Gross Margin is a non-GAAP measure and is ‘sales and operating revenues’ less ‘cost of sales and operating expenses’ and is reconciled to Canadian GAAP in the section to this document entitled ‘Non-GAAP Measures and Reconciliation’.

(3)	Refer to “Liquidity and Capital Resources – Summary of Cash Flows” for detailed cash flow analysis.

Analysis of Financial Condition Comparing Quarters Ended March 31, 2009 and 2008

In May 2008, the Company strengthened its financial position with the conversion of $60.0 million of the $130.0 million bridging facility into common shares, and the 8% subordinated convertible debentures placement of $95.0 million.  These transactions improved our Debt-To-Capital Ratio to 34% in March 2009 from 68% in March 2008.

Our current ratio (being current assets/current liabilities) which measures the ability to meet short term obligations improved to 1.55 as at March 31, 2009 from 0.83 as at March 31, 2008. The quick ratio (or Acid test ratio, being ([current assets less inventories]/current liabilities) which is a more conservative measure of an entity's ability to meet short term obligations improved to 0.92 as at March 31, 2009 from 0.41 as at March 31, 2008.

Management Discussion and Analysis   INTEROIL CORPORATION     6

Analysis of Consolidated Cash Flows Comparing Quarters Ended March 31, 2009 and 2008

As at March 31, 2009, we had cash, cash equivalents and cash restricted of $60.0 million (March 2008 – $37.5 million), of which $17.4 million (March 2008 - $20.4 million) was restricted as governed by the BNP Paribas working capital facility utilization requirements.

Our cash inflows from operations for the quarter were $18.6 million compared with an inflow of $10.1 million for the quarter ended March 31, 2008.  The improved cash flows from operations were mainly due to improved refining margins, cash received on close out of long term hedges and reduced working capital requirements due to decreased feedstock price environment.

Cash outflows for investing activities for the quarter ended March 31, 2009 were $7.3 million compared with $6.0 million during the quarter ended March 31, 2008.  These outflows mainly relate to the net cash expenditure on exploration activities net of IPI cash calls, and the movement in the restricted cash balance governed by the BNP Paribas working capital facility.

Cash outflows from financing activities for the quarter ended March 31, 2009 was $17.6 million as compared to $30.8 million during the quarter ended March 31, 2008.  These outflows were mainly due to the decreased utilization of the working capital facilities in a lower crude price environment.

Analysis of Consolidated Financial Results Comparing Quarters Ended March 31, 2009 and 2008

The net profit for the quarter ended March 31, 2009 was $2.6 million compared with a loss of $2.4 million for the same quarter of 2008, an increase of $5.0 million.  EBITDA for the quarter ended March 31, 2009 was $10.9 million, compared with $7.1 million in the 2008 March quarter, an increase of $3.8 million.

The Corporate, Midstream - Refining and Downstream operating segments collectively derived a net profit for the quarter of $7.3 million while the Upstream and Midstream Liquefaction developmental segments made a net loss of $4.7 million, giving rise to an overall net profit of $2.6 million.

Sales and operating revenue decreased $30.5 million from $191.3 million in the quarter ended March 31, 2008 to $160.8 million in the quarter ended March 31, 2009 due to decrease in product prices in declining crude price environment.

A complete discussion of each business segment’s results can be found under the section ‘Quarter in Review’.  The following analysis outlines the key variances, the net of which are the primary explanations for the changes in the results between the quarters ended March 31, 2009 and 2008.

	Quarterly Variance ($ millions)
	$5.0	Net profit/(loss) variance for the comparative periods primarily due to:

➢	$10.0
Increase in gross margin due to higher refinery throughput and improved refining margins as compared with the prior year quarter. The increased margin is also contributed by gains realized on hedge accounted derivative transactions.

➢	$2.9	Increase in gains from derivative transactions that were not accounted for as hedges.

➢	$(0.8)
Increase in office and administration and other expenses during the quarter primarily due to higher legal expenses, particularly related to disputes and settlement with various Merrill Lynch entities associated with the LNG Project, higher employee expenses due to increase in employee numbers and wage increases and higher share compensation expense.

➢	$(7.7)	Increase in foreign exchange losses in 2009 with the depreciation of PGK against USD compared to prior periods.

➢	$1.1
Lower interest expense primarily due to part conversion and repayment of the Merrill Lynch bridging facility in May 2008 which was only partly offset by interest expense on the debentures issued in May 2008 to partially refinance that facility.

Management Discussion and Analysis   INTEROIL CORPORATION     7

Summary of Consolidated Quarterly Financial Results for Past Eight Quarters

The following is a table containing the consolidated results for the eight quarters ended March 31, 2009 by business segment, and on a consolidated basis.

	2009	2008				2007
Quarters ended ($ thousands except per share data)	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30
Upstream	611	487	698	895	618	579	1,176	397
Midstream – Refining	145,523	194,617	216,750	197,864	176,973	137,509	168,737	114,584
Midstream – Liquefaction	5	23	35	19	13	26	10	5
Downstream	78,572	128,540	172,528	140,467	116,048	118,495	102,786	93,186
Corporate	7,753	9,591	8,415	8,334	8,531	7,352	11,825	2,732
Consolidation entries	(70,801)	(114,691)	(134,695)	(102,566)	(109,767)	(91,129)	(94,430)	(70,366)
Sales and operating revenues	161,663	218,567	263,731	245,013	192,416	172,832	190,104	140,538
Upstream	(470)	(2,483)	231	10,164	(1,135)	(3,128)	(5,015)	(5,492)
Midstream – Refining	14,747	(13,976)	17,516	16,329	5,724	9,589	(1,332)	3,775
Midstream – Liquefaction	(2,360)	(2,501)	(1,570)	(1,784)	(1,636)	(797)	(4,104)	(444)
Downstream	3,241	(7,244)	610	7,893	4,529	3,627	3,301	2,760
Corporate	3,052	226	764	(2,155)	1,796	2,145	6,248	3,329
Consolidation entries	(7,286)	(2,866)	(736)	(3,092)	(2,143)	(4,540)	(9,353)	1,630
Earnings before interest, taxes, depreciation and amortization (1)	10,924	(28,844)	16,815	27,355	7,135	6,896	(10,255)	5,558
Upstream	(2,134)	(4,003)	(1,039)	9,188	(1,993)	(3,736)	(4,893)	(6,008)
Midstream – Refining	10,349	(19,490)	12,660	11,344	202	2,990	(12,199)	(1,117)
Midstream – Liquefaction	(2,553)	(2,597)	(1,677)	(1,909)	(1,728)	(877)	(4,157)	(444)
Downstream	964	(5,901)	(886)	3,383	2,197	670	(255)	2,242
Corporate	350	(2,275)	(1,759)	(5,164)	(1,390)	(883)	3,578	493
Consolidation entries	(4,333)	36	1,929	(1,240)	314	(877)	35	1,881
Net profit/(loss) per segment	2,643	(34,230)	9,228	15,602	(2,398)	(2,713)	(17,891)	(2,953)
Net profit/(loss) per share
(dollars)
Per Share – Basic	0.07	(0.96)	0.26	0.48	(0.08)	(0.09)	(0.60)	(0.10)
Per Share – Diluted	0.07	(0.96)	0.22	0.40	(0.08)	(0.09)	(0.60)	(0.10)

(1)	Earnings before interest, taxes, depreciation and amortization is a non-GAAP measure and is reconciled to GAAP in the section to this document entitled ‘Non-GAAP Measures and Reconciliation’.

Management Discussion and Analysis   INTEROIL CORPORATION     8

 QUARTER IN REVIEW

The following section provides a review of the quarter ended March 31, 2009 for each of our business segments.

UPSTREAM – QUARTER IN REVIEW

Upstream – Operating results	Quarter ended March 31,
($ thousands, unless otherwise indicated)	2009	2008
Other non-allocated revenue	611	618
Total revenue	611	618
Office and administration and other expenses (excl. FX)	(1,214)	(1,810)
Foreign Exchange gain/(loss)	349	(155)
Exploration costs	(216)	237
Exploration impairment	-	(25)
Earnings before interest, taxes, depreciation and amortization (non-GAAP measure) (1)	(470)	(1,135)
Depreciation and amortization	(112)	(154)
Interest expense	(1,552)	(704)
Loss before income taxes and non-controlling interest	(2,134)	(1,993)
Income tax expense	-	-
Net loss	(2,134)	(1,993)

(1)	Earnings before interest, taxes, depreciation and amortization is a non-GAAP measure and is reconciled to GAAP in the section to this document entitled ‘Non-GAAP Measures and Reconciliation’.

Analysis of Upstream Financial Results Comparing Quarters Ended March 31, 2009 and 2008

The following analysis outlines the key movements, the net of which primarily explains the movements in the results between the quarters ended March 31, 2009 and 2008.

	Quarterly Variance ($ millions)
	$(0.1)	Net profit/(loss) variance for the comparative periods primarily due to:

➢	$0.6	Decrease in office and administration and other expenses during the quarter primarily due to lower rig expenses.

➢	$(0.8)	Higher interest expense due to an increase in the inter-company loan balances from the Corporate segment.

Management Discussion and Analysis   INTEROIL CORPORATION     9

MIDSTREAM REFINING – QUARTER IN REVIEW

Midstream Refining – Operating results	Quarter ended March 31,
($ thousands, unless otherwise indicated)	2009	2008
External sales	82,478	75,508
Inter-segment revenue	63,022	101,448
Interest and other revenue	22	16
Total segment revenue	145,522	176,972
Cost of sales and operating expenses	(121,439)	(169,473)
Office and administration and other expenses (excl. FX)	(2,292)	(1,697)
Foreign Exchange gain/(loss)	(8,322)	1,539
Derivative gain/(loss)	1,277	(1,618)
Earnings before interest, taxes, depreciation and amortization (non-GAAP measure) (1)	14,746	5,723
Depreciation and amortization	(2,611)	(2,761)
Interest expense	(1,786)	(2,761)
Profit before income taxes and non-controlling interest	10,349	201
Income tax expense	-	-
Non-controlling interest	-	-
Net profit	10,349	201

Gross Margin (2)	24,061	7,483

(1)	Earnings before interest, taxes, depreciation and amortization is a non-GAAP measure and is reconciled to GAAP in the section to this document entitled ‘Non-GAAP Measures and Reconciliation’.
(2)
Gross Margin is a non-GAAP measure and is external sales and inter-segment revenue less cost of sales and operating expenses and is reconciled to Canadian GAAP in the section to this document entitled ‘Non-GAAP Measures and Reconciliation’.

Midstream Refining Operating Review

	Quarter ended March 31,
Key Refining Metrics	2009	2008
Throughput (barrels per day)(1)	22,616	21,959
Cost of production per barrel(2)	$2.61	$2.69
Working capital financing cost per barrel of production(2)	$0.34	$0.83
Distillates as percentage of production	58%	57%

(1)	Throughput per day has been calculated excluding shut down days. During quarter ended March 31, 2009 and 2008, the refinery was shut down for 14 days and 36 days, respectively.
(2)
Our cost of production per barrel and working capital financing cost per barrel have been calculated based on a notional throughput.  Our actual throughput has been adjusted to include the throughput that would have been necessary to produce the equivalent amount of diesel that we imported during the quarter.

Analysis of Midstream Refining Financial Results Comparing Quarters Ended March 31, 2009 and 2008

During the quarter the Midstream Refining business generated a net profit of $10.3 million, compared with a net profit $0.2 million for the same quarter in 2008.

Management Discussion and Analysis   INTEROIL CORPORATION     10

The following analysis outlines the key movements, the net of which primarily explains the improvements in the results between the quarters ended March 31, 2009 and 2008.

	Quarterly Variance ($ millions)
	$10.1	Net profit/(loss) variance for the comparative periods primarily due to:

➢	$16.6	+	Positive effect of IPP movements as applied to the inventory sold during the period. $5.1 million gain on hedge accounted transactions that have been recognized during the quarter
		+	Distillate composition improved as compared to the prior year quarter
		+	$4.2 million Net Realizable Value (‘NRV’) write-down in December 2008 providing lower cost base for sales in quarter,
		+	Improved Naptha premium in contract
		-	Decreasing distillate margins
		-	Less Low Sulphur Waxy Residue (‘LSWR’) sales at spot in 2009 vs. contract which is sold at a premium in 2008

➢	$2.9	Increase in derivative gains from non-hedge accounted contracts.

➢	$1.0	Reduction in interest expense as a result of a decrease in inter-company loans (due to conversion of debt to equity on certain intercompany balances) and installment repayments made during the year on the OPIC loan balance.

➢	$(9.9)	Reduction in foreign exchange gains due to the currency fluctuations between PGK and the USD.

Management Discussion and Analysis   INTEROIL CORPORATION     11

MIDSTREAM LIQUEFACTION – QUARTER IN REVIEW

Midstream Liquefaction – Operating results	Quarter ended March 31,
($ thousands, unless otherwise indicated)	2009	2008
Interest and other revenue	5	13
Total segment revenue	5	13
Office and administration and other expenses (excl. FX)	(2,371)	(1,679)
Foreign Exchange gain/(loss)	6	31
Earnings before interest, taxes, depreciation and amortization (non-GAAP measure) (1)	(2,360)	(1,635)
Depreciation and amortization	(21)	(15)
Interest expense	(159)	(53)
Loss before income taxes and non-controlling interest	(2,540)	(1,703)
Income tax expense	(13)	(24)
Net loss	(2,553)	(1,727)

(1)	Earnings before interest, taxes, depreciation and amortization is a non-GAAP measure and is reconciled to GAAP in the section to this document entitled ‘Non-GAAP Measures and Reconciliation’.

Analysis of Midstream Liquefaction Financial Results Comparing the Quarters Ended March 31, 2009 and 2008

All costs to the date of entering into the Shareholders’ agreement relating to the LNG Project on July 31, 2007 have been expensed.  These costs included expenses relating to employees, office premises and consultants.

All costs incurred, subsequent to the execution of the shareholders’ agreement on July 31, 2007, during the pre-acquisition and construction stage will be expensed as incurred, unless they can be directly identified with the property, plant and equipment of the LNG Project.  As at March 31, 2009, we have capitalized $2.3 million in direct costs of the project.

During the quarter, the Midstream Liquefaction business had a net loss of $2.6 million, compared with a net loss of $1.7 million in the same quarter of 2008.

The following analysis outlines the key movements, the net of which primarily explains the variance in the results between the quarters ended March 31, 2009 and 2008.

	Quarterly Variance ($ millions)
	$(0.9)	Net profit/(loss) variance for the comparative periods primarily due to:

➢	$0.3
Decreased office and administration and other expenses, excluding the loss on proportionate consolidation, mainly due to higher professional fees incurred in negotiations with the Government of Papua New Guinea on the LNG Project Agreement and work on drafting the engineering, procurement and commissioning contract for the LNG project in the prior year.

➢	$(1.0)	Relates to the loss on proportionate consolidation of PNG LNG Inc. which will be recouped as the other JV partners equalize their interests through payment of cash calls.

➢	$(0.1)	Higher interest expense due to an increase in the inter-company loan balances from the Corporate segment.

Management Discussion and Analysis   INTEROIL CORPORATION     12

DOWNSTREAM – QUARTER IN REVIEW

Downstream – Operating results	Quarter ended March 31,
($ thousands, unless otherwise indicated)	2009	2008
External sales	78,362	115,864
Inter-segment revenue	38	22
Interest and other revenue	172	161
Total segment revenue	78,572	116,047
Cost of sales and operating expenses	(73,630)	(109,241)
Office and administration and other expenses (excl. FX)	(2,682)	(2,237)
Foreign Exchange gain/(loss)	982	(41)
Earnings before interest, taxes, depreciation and amortization (non-GAAP measure) (1)	3,242	4,528
Depreciation and amortization	(651)	(573)
Interest expense	(1,142)	(1,005)
Profit before income taxes and non-controlling interest	1,449	2,950
Income tax expense	(485)	(753)
Net profit	964	2,197

Gross Margin (2)	4,770	6,645

(1)	Earnings before interest, taxes, depreciation and amortization is a non-GAAP measure and is reconciled to GAAP in the section to this document entitled ‘Non-GAAP Measures and Reconciliation’.
(2)
Gross Margin is a non-GAAP measure and is ‘external sales’ and ‘inter-segment revenue’ less ‘cost of sales and operating expenses’ and is reconciled to Canadian GAAP in the section to this document entitled ‘Non-GAAP Measures and Reconciliation’.

Downstream Operating Review

	Quarter Ended March 31,
Key Downstream Metrics	2009	2008
Sales volumes (millions of liters)	134.0	130.1
Cost of distribution per liter ($ per liter) (1)	$0.06	$0.04

(1)	Cost of distribution per liter includes land based freight costs and operational costs. It excludes depreciation and interest.

Analysis of Downstream Financial Results Comparing the Quarters Ended March 31, 2009 and 2008

During the quarter, the Downstream business recorded a net profit of $1.0 million compared with a net profit of $2.2 million in the same quarter of 2008.

The following analysis outlines the key movements, the net of which primarily explains the variance in the results between the quarters ended March 31, 2009 and 2008.

	Quarterly Variance ($ millions)
	$(1.2)	Net profit/(loss) variance for the comparative periods primarily due to:

➢	$(1.9)
Decrease in gross margin in quarter ended March 31, 2009 over same period last year was mainly due to negative effect of IPP movements as applied to the inventory sold during the period.  Current period gross margin also includes a net realizable value write down of $0.2 million on our quarter end finished products inventory held by our distribution operations.

➢	$(0.4)	Increase in office and administration and other expenses for the quarter mainly due to higher Corporate allocations.

➢	$1.0
Increase in foreign exchange gains due to the realization of foreign exchange gains on repayment of intercompany loans, previously transferred to Other Comprehensive Income on consolidation of the Downstream operating results for group reporting. ..

Management Discussion and Analysis   INTEROIL CORPORATION     13

CORPORATE – QUARTER IN REVIEW

Corporate – Operating results	Quarter ended March 31,
($ thousands, unless otherwise indicated)	2009	2008
Inter-segment revenue	4,819	5,872
Interest revenue	2,934	2,659
Other non-allocated revenue	-	-
Total revenue	7,753	8,531
Office and administration and other expenses (excl. FX)	(5,295)	(6,660)
Foreign Exchange gain/(loss)	594	(74)
Gain on LNG shareholder agreement	-	-
Earnings before interest, taxes, depreciation and amortization (non-GAAP measure) (1)	3,052	1,797
Depreciation and amortization	(18)	(15)
Interest expense	(2,325)	(3,091)
Profit/(loss) before income taxes and non-controlling interest	709	(1,309)
Income tax expense	(359)	(81)
Net profit/(loss)	350	(1,390)

(1)	Earnings before interest, taxes, depreciation and amortization is a non-GAAP measure and is reconciled to GAAP in the section to this document entitled ‘Non-GAAP Measures and Reconciliation’.

Analysis of Corporate Financial Results Comparing the Quarters Ended March 31, 2009 and 2008

The following table outlines the key movements, the net of which primarily explains the variance in the results for between the quarters ended March 31, 2009 and 2008.

	Quarterly Variance ($ millions)
	$1.7	Net profit/(loss) variance for the comparative periods primarily due to:

➢	$1.0
Increase in interest revenue less interest expenses.  This is due to lower interest expenses being charged to Corporate on external liability balances (working capital facility and debenture liability) while the interest charges to other segments by Corporate have remained relatively consistent with the prior year due to higher intercompany loans offset by lower interest rates.

➢	$0.3	Reduction in office and administration and other expenses due to additional recharges to the operating streams (included within inter-segment revenue).

➢	$0.7	Increase in foreign exchange gains due to the currency fluctuations between PGK and the U.S. Dollar.

➢	$(0.3)	Increase in income tax expense due to higher income within Corporate stream.

Management Discussion and Analysis   INTEROIL CORPORATION     14

CONSOLIDATION ADJUSTMENTS – QUARTER IN REVIEW

Consolidation adjustments – Operating results	Quarter ended March 31,
($ thousands, unless otherwise indicated)	2009	2008
Inter-segment revenue (1)	(67,879)	(107,343)
Interest revenue (5)	(2,922)	(2,424)
Total revenue	(70,801)	(109,767)
Cost of sales and operating expenses (1)	58,659	101,730
Office and administration and other expenses (excl. FX) (2)	4,857	5,894
Earnings before interest, taxes, depreciation and amortization (non-GAAP measure) (3)	(7,285)	(2,143)
Depreciation and amortization (4)	32	32
Interest expense (5)	2,922	2,425
Profit/(loss) before income taxes and non-controlling interest	(4,331)	314
Non-controlling interest	(2)	-
Net profit/(loss)	(4,333)	314

Gross Margin (6)	(9,220)	(5,613)

(1)	Represents the elimination upon consolidation of our refinery sales to other segments and other minor inter-company product sales.
(2)	Includes the elimination of inter-segment administration service fees.
(3)	Earnings before interest, taxes, depreciation and amortization is a non-GAAP measure and is reconciled to GAAP in the section to this document entitled ‘Non-GAAP Measures and Reconciliation’.
(4)	Represents the amortization of a portion of costs capitalized to assets on consolidation.
(5)	Includes the elimination of interest accrued between segments.
(6)
Gross Margin is a non-GAAP measure and is ‘inter-segment revenue elimination’ less ‘cost of sales and operating expenses’ and represents elimination upon consolidation of our refinery sales to other segments. This measure is reconciled to Canadian GAAP in the section to this document entitled ‘Non-GAAP Measures and Reconciliation’.

Analysis of Consolidation Adjustments Comparing the Quarters Ended March 31, 2009 and 2008

The following table outlines the key movements, the net of which primarily explains the variance in the results for between the quarters ended March 31, 2009 and 2008.

	Quarterly Variance ($ millions)
	$(4.6)	Net profit/(loss) variance for the comparative periods primarily due to:

➢	$(4.6)
Decrease in net income on intra-group profit eliminated on consolidation between Midstream – Refining and Downstream segments relating to Midstream – Refining profit component of inventory on hand in Downstream segment as at March 31, 2009.

Management Discussion and Analysis   INTEROIL CORPORATION     15

LIQUIDITY AND CAPITAL RESOURCES

Summary of Debt facilities

Summarized below are the debt facilities available to us and the balances outstanding as at March 31, 2009.

Organization	Facility	Balance outstanding March 31,2009		Maturity date
OPIC secured loan	$62,500,000	$62,500,000		December 2015
Unsecured 8% convertible debentures	$95,000,000	$78,975,000		May 2013
BNP Paribas working capital facility	$190,000,000	$26,403,359	(1)	August 2009
Westpac working capital facility	$27,200,000	$9,242,663		October 2011
BSP working capital facility	$23,800,000	$7,674,525		August 2009

(1) Excludes letters of credit totaling $38.2 million.

Overseas Private Investment Corporation (‘OPIC’) Secured Loan (Midstream)

On September 12, 2001, we entered into a loan agreement with OPIC with respect to a project financing facility of $85.0 million for the development of our refinery in PNG.  The loan is secured by the assets of the refinery.  The interest rate on the loan is equal to the agreed U.S. Government treasury cost applicable to each promissory note outstanding plus 3%, and is payable quarterly in arrears.  Principal repayments of $4.5 million each are due on June 30 and December 31 of each year until December 31, 2015.

Unsecured 8% Subordinated Convertible Debentures (Corporate and Upstream)

On May 13, 2008, we issued $95.0 million principal amount of unsecured 8% subordinated convertible debentures with a five year maturity.  The conversion price applicable to these debentures is $25.00 per share.  We have the right to require the debenture holders to convert the principal amount outstanding into common shares if the daily volume weighted average price (‘VWAP’) of our common shares is at or above $32.50 for at least 15 consecutive trading days.  Accrued interest on these debentures is to be paid semi-annually in arrears, in May and November of each year, commencing in November 2008. $70.0 million of the funds raised from the issuance of these debentures was used to repay a portion of the $130.0 million bridging facility which expired at that time.  The remaining funds have been used for appraisal and development of the Elk/Antelope structures.

The principal amount outstanding at March 31, 2009 was $79.0 million.

BNP Paribas Working Capital Facility (Midstream)

This crude import facility is used to finance purchases of crude feedstock for our refinery.  As of March 31, 2009, $125.4 million remained available for use under the facility.  The weighted average interest rate under the crude import facility was 5.59% for the quarter ended March 31, 2009.  The interest rate applicable to this facility has declined in line with the reduction in LIBOR rates during the quarter.

Bank South Pacific and Westpac Working Capital Facility (Downstream)

On October 24, 2008, we secured a PGK 150.0 million (approximately $51.0 million) combined revolving working capital facility for our downstream wholesale and retail petroleum products distribution business in Papua New Guinea from Bank of South Pacific Limited and Westpac Bank PNG Limited.  The Westpac facility limit is PGK 80.0 million (approximately $27.2 million) and the BSP facility limit is PGK 70.0 million (approximately $23.8 million).  The Westpac facility is for an initial term of three years and is due for renewal in October 2011.  The BSP facility is renewable annually and is due for renewal in August 2009.  As at March 31, 2009, only $16.9 million of this combined facility had been utilized, and the remainder available for use.  The weighted average interest rate under the Westpac facility for the period was 8.21%.  The weighted average interest rate under the BSP facility for the period was 8.46%.

 Management Discussion and Analysis   INTEROIL CORPORATION     16

While cash flows from operations are expected to be sufficient to cover our operating commitments, should there be a major deterioration in refining or downstream margins, our operations may not generate sufficient cash flows to cover all of the interest and principal payments under our debt facilities noted above.  As a result, we may be required to raise additional capital and/or refinance these facilities in the future.  In addition and as referred to above, the facilities provided by BNP Paribas and Bank South Pacific expire and are subject to renewal in the third quarter of 2009.  We can provide no assurances that we will be able to obtain such additional capital or that our lenders will agree to refinance these debt facilities, or, if available, that the terms of any such capital raising or refinancing will be acceptable to us.  The global credit crisis may further impact our ability to refinance these debt facilities.

Other Sources of Capital

Upstream

Currently for expenditures on exploration wells, appraisal wells and extended well programs, funding of our share of these costs is sourced from operational cash flows, secured and unsecured borrowings, asset sales and/or equity raising activities.

On October 30, 2008, Petromin PNG Holdings Limited (‘Petromin’), a government entity mandated to invest in resource projects on behalf of the Independent State of Papua New Guinea (“the State”), agreed to take a 20.5% direct interest in the Elk/Antelope field.  Petromin contributed an initial deposit and will fund 20.5% of the costs of developing the Elk/Antelope field.  The relevant legislation containing the State’s right to invest arises upon issuance of the PDL, which has not yet occurred.  The agreement contains certain provisions applicable in the event that the Petroleum Development License (“PDL”) is not issued within a certain timeframe, or the State does not designate Petromin to hold its interest at that time.  In the event the PDL is not granted for the Elk/Antelope field, we are required to issue Petromin common shares based on a five day volume weighted average price (‘VWAP’) immediately prior to the date of issue.  As at March 31, 2009, $7.4 million had been received from Petromin.

Cash calls are made on IPI investors and Petromin for their share of appraisal wells and extended well programs pursuant to the relevant agreements in place with them.

Summary of Cash Flows

	Quarter ended March 31
($ thousands)	2009	2008
Net cash inflows/(outflows) from:
Operations	18,586	10,105
Investing	(7,322)	(6,029)
Financing	(17,591)	(30,849)
Net cash movement	(6,327)	(26,773)
Opening cash	48,971	43,862
Closing cash	42,644	17,089

Analysis of Cash Flows Provided By/(Used In) Operating Activities Comparing the Quarters Ended March 31, 2009 and 2008

The following table outlines the key variances, the net of which primarily explains the variance in the cash flows from operating activities from an inflow of $10.1 million in the quarter ended March 31, 2008 as compared to an inflow of $18.6 million in 2009:

 Management Discussion and Analysis   INTEROIL CORPORATION     17

	Yearly Variance ($ millions)
	$8.5	Variance for the comparative periods primarily due to:

➢	$21.8	Increase in cash provided by operations prior to changes in operating segments working capital.

➢	$(13.3)
Decrease in cash used by operations due to working capital movements.  These working capital movements relate to the timing of receipts, payments and inventory purchases, along with the decreasing crude and refined product price environment.

Analysis of Cash Flows Provided By/(Used In) Investing Activities Comparing the Quarters Ended March 31, 2009 and 2008

The following table outlines the key variances, the net of which primarily explains the variance in the cash flows from investing activities from an outflow of $6.0 million in the quarter ended March 31, 2008 compared with $7.3 million in the same quarter of 2009:

	Yearly Variance ($ millions)
	$(1.3)	Variance for the comparative periods primarily due to:

➢	$(9.4)
Higher cash outflow on exploration expenditure.  The current quarter outflows related to the Elk-4A and Antelope drilling and extended well drilling program.  The extended well program is partly funded by cash calls to the IPI investors.

➢	$(2.4)	Lower cash inflows from cash calls made from IPI investors in relation to the Elk/Antelope extended well programs.

➢	$1.3	Lower expenditure on plant and equipment.

➢	$6.9	Lower cash outflows due to movement in our secured cash restricted balances in line with the usage of the BNP working capital facility at period ends.

➢	$2.7
Increase in cash used in our development segments for working capital requirements.  This working capital relates to movements in accounts payable and accruals in our Upstream and Midstream Liquefaction segment.

Analysis of Cash Flows Provided By/(Used In) Financing Activities Comparing the Quarters Ended March 31, 2009 and 2008

The following table outlines the key variances, the net of which primarily explains the variance in the cash flows from financing activities from an outflow of $30.8 million in the quarter ended March 31, 2008 compared with $17.6 million in 2009:

	Yearly Variance ($ millions)
	$13.2	Variance for the comparative periods primarily due to:

➢	$8.0	Lower repayment of the BNP Paribas working capital facility.

➢	$(2.6)	Lower cash inflows relating to the LNG Project joint venture cash calls - $nil in the quarter ended March 31, 2009 compared with $2.6 million in the same period of 2008.

➢	$3.6	Higher cash inflows relating to the Clarion Elk option agreement - $3.6 million in the quarter ended March 31, 2009 compared with $nil in the same period of 2008.

➢	$3.4	Net payments received from Petromin in the 2009 quarter.

➢	$0.9	Net proceeds from the issuance of common shares during 2009 on exercise of employee options.

 Management Discussion and Analysis   INTEROIL CORPORATION     18

Capital Expenditures

Upstream Capital Expenditures

Gross capital expenditures for exploration in Papua New Guinea for the quarter ended March 31, 2009 were $23.6 million compared with $14.2 million during the same period of 2008.

The following table outlines the key expenditures in the quarter ended March 31, 2009:

	Yearly ($ millions)
	$23.6	Expenditures in the quarter ended March 31, 2009 due to:

➢	$5.1	Preparatory/drilling costs on the Antelope-1 appraisal well.

➢	$11.4	Testing of the Antelope-1 appraisal well.

➢	$0.6	Preparatory site costs on our next appraisal well Antelope-2.

➢	$4.0	Preparatory/drilling costs on the Antelope-1 Side Track appraisal well.

➢	$1.2	Costs incurred in developing Elk PDL.

➢	$0.2	Field geology costs on PPL 236 and PPL 237.

➢	$0.8	Fixed assets additions and inventory purchases.

The IPI investors are required to fund 28.175% of the Elk and Antelope extended well program costs to maintain their interest in that well program.  The amounts capitalized in our books, or expensed as incurred, in relation to the extended well program are the net amounts after adjusting for the IPI investors’ interest in the program.

Petromin will fund 20.5% of ongoing costs for developing the fields.  Petromin contributed a further $3.4 million in the quarter ended March 31, 2009.  All funds received are being treated as a deposit until a PDL is granted.

Midstream Capital Expenditures

There were no material capital expenditures in our Midstream refinery business segment for the quarter ended March 31, 2009.

Downstream Capital Expenditures

Capital expenditures for the Downstream wholesale and retail distribution business segment were $1.2 million for the quarter ended March 31, 2009.  These expenditures mainly related to the purchase of land and improvements in relation to one of our service station in PNG. .

Capital Requirements

The oil and gas industry is capital intensive and our business plans necessarily involve raising additional capital.  The availability and cost of such capital is highly dependent on market conditions at the time we raise such capital.  No assurance can be given that we will be successful in obtaining new sources of capital on terms that are acceptable to us, particularly given current market conditions.

 Management Discussion and Analysis   INTEROIL CORPORATION     19

Upstream

We are obliged under our $125.0 million Amended and Restated Indirect Participation Agreement (‘IPI Agreement’) dated 2005 to drill eight exploration wells.  As at March 31, 2009, we estimate that a further $45.4 million will be required to fulfill this commitment.  The timing of this is at our discretion.

We will need to raise additional funds in order for us to complete the program and meet the obligation to drill the remaining four wells under the IPI agreement.  The cost of drilling exploration wells in Papua New Guinea is subject to numerous factors.  Existing cash balances and ongoing cash generated from operations will not be sufficient to facilitate further development of the Elk/Antelope well prospect and to satisfy our obligations under the IPI agreement.  Therefore, we must extend or secure sufficient funding through renewed borrowings, equity raising and or asset sales to enable sufficient cash to be available to meet these obligations and further our development plans.  No assurances can be given that we will be successful in obtaining new sources of capital on terms acceptable to us, particularly given the current market conditions.

In the event that we establish sufficient gas resources and reserves, we will also be required to obtain substantial amounts of financing for the Elk field development and delivery of gas to the LNG project and it would take a number of years to complete these projects.  In the event that the viability of the LNG project is established, we plan to use a combination of debt, equity and the partial sale of capitalized properties to strategic investors to raise adequate capital.  The availability and cost of various sources of financing is highly dependent on market conditions at the time and we can provide no assurances that we will be able to obtain such financing or conduct such sales on terms that are acceptable.  If the disruption in the financial and credit markets continue for an extended period of time, this financing may be more expensive and difficult to obtain.

Midstream - Refining

We believe that we will have sufficient funds from our operating cashflows to pay our estimated capital expenditures for 2009.  We also believe cash flows from operations will be sufficient to cover the costs of operating our refinery and the financing charges incurred under our crude import facility.  Should there be a major deterioration in refining margins or the finalization of the IPP review not yield an appropriate agreement for the revision of the IPP formula applicable to our refined product, our refinery may not generate sufficient cash flows to cover all of the interest and principal payments under our secured loan agreements.  As a result, we may be required to raise additional capital and/or refinance these facilities in the future.  We can provide no assurances that we will be able to obtain such additional capital or that our lenders will agree to refinance these facilities, or, if available, that the terms of any such capital raising or refinancing will be acceptable to us, particularly given the current market conditions.

Midstream - Liquefaction

Completion of any LNG Project will require substantial amounts of financing and construction will take a number of years to complete.  As a joint venture partner in the project, if the project proceeds we would be required to fund our share of the development costs.  No assurances can be given that we will be able to source sufficient gas, successfully construct such a facility, or as to the timing of such construction.  The availability and cost of capital is highly dependent on market conditions at the time we raise such capital.  We can provide no assurances that we will be able to obtain such financing or conduct such sales on terms that are acceptable to us.  If the disruption in the financial and credit markets continue for an extended period of time, this financing may be more expensive and difficult to obtain.

Downstream

We believe on the basis of current market conditions and the status of our business that our cash flows from operations will be sufficient to meet our estimated capital expenditures for our wholesale and retail distribution business segment for 2009.

 Management Discussion and Analysis   INTEROIL CORPORATION     20

Contractual Obligations and Commitments

The following table contains information on payments for contracted obligations due for each of the next five years and thereafter.  It should be read in conjunction with our financial statements for the quarter ended March 31, 2009 and the notes thereto:

	Payments Due by Period ($ thousands)
Contractual obligations ($ thousands)	Total	Less than 1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	More than 5 years
Secured loan and debenture obligations	141,475	9,000	9,000	9,000	9,000	87,975	17,500
Indirect participation interest (1)	1,384	540	844	-	-	-	-
PNG LNG Inc. Joint Venture (proportionate share of commitments)	877	859	18	-	-	-	-
Petroleum prospecting and retention licenses (2)	95,000	16,500	4,500	23,333	35,333	15,334	-
Total	238,736	26,899	14,362	32,333	44,333	103,309	17,500
(1)
These amounts represent the estimated cost of completing our commitment to drill exploration wells under our indirect participation interest agreement entered into in July 2003.  See Note 19 to our unaudited financial statements for the quarter ended March 31, 2009.

(2)
The amount pertaining to the petroleum prospecting and retention licenses represents the amount we have committed as a condition on renewal of these licenses.  Of this commitment, as at March 31, 2009, management estimates that $45.4 million would satisfy the commitments in relation to the IPI investors

Off Balance Sheet Arrangements

Neither during the quarter ended, nor as at March 31, 2009, did we have any off balance sheet arrangements or any relationships with unconsolidated entities or financial partnerships.

Transactions with Related Parties

Petroleum Independent and Exploration Corporation, a company owned by Mr. Mulacek, our Chairman and Chief Executive Officer, earned management fees of $37,500 during the quarter ended March 31, 2009 (March 2008 - $37,500).  This management fee relates to Petroleum Independent and Exploration Corporation acting as the General Manager of one of our subsidiaries, S.P. InterOil, LDC, in compliance with  OPIC loan requirements.

Share Capital

Our authorized share capital consists of an unlimited number of common shares and unlimited number of preferred shares, of which 1,035,554 series A preferred shares are authorized.  As of March 31, 2009, we had 36,636,623 common shares and nil preferred shares outstanding (44,103,375 common shares on a fully diluted basis).

Derivative Instruments

Our revenues are derived from the sale of refined products.  Prices for refined products and crude feedstocks are extremely volatile and sometimes experience large fluctuations over short periods of time as a result of relatively small changes in supplies, weather conditions, economic conditions and government actions.  Due to the nature of our business, there is always a time difference between the purchase of a crude feedstock and its arrival at the refinery and the supply of finished products to the various markets.

 Management Discussion and Analysis   INTEROIL CORPORATION     21

Generally, we purchase crude feedstock two months in advance, whereas the supply/export of finished products will take place after the crude feedstock is discharged and processed.  Due to the fluctuation in prices during this period, we use various derivative instruments as a tool to reduce the risks of changes in the relative prices of our crude feedstocks and refined products.  Such an activity is better known as hedging and risk management.  These derivatives, which we use to manage our price risk, effectively enable us to lock-in the refinery margin such that we are protected in the event that the difference between our sale price of the refined products and the acquisition price of our crude feedstocks contracts is reduced.  On the flip side, when we have locked-in the refinery margin and if the difference between our sales price of the refined products and our acquisition price of crude feedstocks expands or increases, then the benefits would be limited to the locked-in margin.

The derivatives instrument which we generally use is the over-the-counter (OTC) swap.  The swaps transactions are concluded between counterparties in the derivatives swaps market, unlike futures which are transacted on the International Petroleum Exchange (IPE) and Nymex Exchanges.  We believe these hedge counterparties to be credit worthy.  However, given the financial and credit market crisis, the creditworthiness of our hedge counterparties could change quickly.  It is common place among refiners and trading companies in the Asia Pacific market to use derivatives swaps as a tool to hedge their price exposures and margins.  Due to the wide usage of derivatives tools in the Asia Pacific region, the swaps market generally provides sufficient liquidity for the hedging and risk management activities.  The derivatives swaps instrument covers commodities or products such as jet and kerosene, diesel, naphtha, and also bench-mark crudes such as Tapis and Dubai.  Using these tools, we actively engage in hedging activities to lock in margins.  Occasionally, there is insufficient liquidity in the crude swaps market and we then use other derivative instruments such as Brent futures on the IPE to hedge our crude costs.

At March 31, 2009, InterOil had a net payable of $0.3 million relating to commodity hedge contracts.  This relates to outstanding derivative contracts for which hedge accounting was not applied or had been discontinued.  The unrecognized gain on hedges as at March 31, 2009 was $12.1 million and has been included in comprehensive income.  The hedges that have resulted in a gain being included within comprehensive income at March 31, 2009 were settled in January 2009.  However, these gains will be released into the Statement of Operations as the anticipated transactions that these hedges were initially taken to cover will occur.

A profit of $5.1 million was recognized from effective portion of priced out hedge accounted contracts for the three months ended March 31, 2009 (Mar 2008 – $0.6 million), and a profit of $1.3 million was recognized on the non-hedge accounted derivative contracts and the ineffective portion of hedge accounted contracts for the three months ended March 31, 2009 (Mar 2008 – loss of $1.6 million).

For a detailed description of our current derivative contracts as of March 31, 2009, see Note 7 to our financial statements for the quarter ended March 31, 2009.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with GAAP requires our management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes.  For a discussion of those accounting policies, please refer to our Management’s Discussion and Analysis for the year ended December 31, 2008 available at www.sedar.com.

NEW ACCOUNTING STANDARDS

For a discussion of the new accounting standards to be used by us in 2009, please refer to our Management’s Discussion and Analysis for the year ended December 31, 2008 available at www.sedar.com.

In 2006, the Accounting Standards Board (AcSB) announced its intentions to adopt International Financial Reporting Standards (IFRS) as Canadian GAAP, tentatively effective January 1, 2011.  In anticipation of the change, the AcSB began revising certain Canadian accounting standards to conform to IFRS in advance of the 2011 implementation date.  The required change to IFRS is mandatory for all Canadian publicly accountable entities, which includes those with public debt.

 Management Discussion and Analysis   INTEROIL CORPORATION     22

The SEC currently allows foreign private issuers using IFRS as their primary GAAP to not provide reconciliation to U.S. GAAP in their financial statements.  The AcSB in Canada is also evaluating the possibility of allowing entities to early adopt IFRS reporting.

We will strongly consider early adopting IFRS, if allowed by the AcSB, to benefit from the exemption from U.S. GAAP reconciliation.  We have set up a Steering Committee and Project Management Team to evaluate the key differences between Canadian GAAP and IFRS and prepare for the transition.  The Steering Committee will report to the Audit Committee on a regular basis on the progress of the transition project and key differences that need to be addressed for the transition.

Based on the preliminary work performed on evaluating key differences between Canadian GAAP and IFRS as applicable to InterOil, no major differences were noted that would have significant impact on transition to IFRS.

NON-GAAP MEASURES AND RECONCILIATION

Gross Margin is a non-GAAP measure and is ‘sales and operating revenues’ less ‘cost of sales and operating expenses’.

Consolidated – Operating results	Quarter ended March 31,
($ thousands, except per share data)	2009	2008
Sales and operating revenues	160,840	191,372
Cost of sales and operating expenses	(136,411)	(176,984)
Gross Margin	24,429	14,388

Earnings before interest, taxes, depreciation and amortization, commonly referred to as EBITDA, represents our net income/(loss) plus total interest expense (excluding amortization of debt issuance costs), income tax expense, depreciation and amortization expense.  EBITDA is used by us to analyze operating performance.  EBITDA does not have a standardized meaning prescribed by United States or Canadian generally accepted accounting principles and, therefore, may not be comparable with the calculation of similar measures for other companies.  The items excluded from EBITDA are significant in assessing our operating results.  Therefore, EBITDA should not be considered in isolation or as an alternative to net earnings, operating profit, net cash provided from operating activities and other measures of financial performance prepared in accordance with GAAP.  Further, EBITDA is not a measure of cash flow under GAAP and should not be considered as such.  For reconciliation of EBITDA to the net income (loss) under GAAP, refer to the following table.

 Management Discussion and Analysis   INTEROIL CORPORATION     23

The following table reconciles net income (loss), a GAAP measure, to EBITDA, a non-GAAP measure, for each of the last eight quarters.

	2009	2008				2007
Quarters ended ($ thousands)	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30
Upstream	(470)	(2,483)	231	10,164	(1,135)	(3,128)	(5,015)	(5,492)
Midstream – Refining	14,747	(13,976)	17,516	16,329	5,724	9,589	(1,332)	3,775
Midstream – Liquefaction	(2,360)	(2,501)	(1,570)	(1,784)	(1,636)	(797)	(4,104)	(444)
Downstream	3,241	(7,244)	610	7,893	4,529	3,627	3,301	2,760
Corporate	3,052	226	764	(2,155)	1,796	2,145	6,248	3,329
Consolidation Entries	(7,286)	(2,866)	(736)	(3,092)	(2,143)	(4,540)	(9,353)	1,630
Earnings before interest, taxes, depreciation and amortization	10,924	(28,844)	16,815	27,355	7,135	6,896	(10,255)	5,558
Subtract:
Upstream	(1,552)	(1,345)	(1,137)	(841)	(704)	(474)	(177)	(178)
Midstream – Refining	(1,786)	(2,771)	(2,113)	(2,263)	(2,761)	(4,397)	(8,155)	(2,156)
Midstream – Liquefaction	(158)	(65)	(63)	(60)	(53)	(53)	(53)	-
Downstream	(1,142)	(2,232)	(885)	(715)	(1,005)	(1,145)	(3,320)	66
Corporate	(2,325)	(2,320)	(2,484)	(2,871)	(3,091)	(3,005)	(2,870)	(2,808)
Consolidation Entries	2,922	2,866	2,636	1,823	2,425	3,629	9,353	218
Interest expense	(4,041)	(5,867)	(4,046)	(4,927)	(5,189)	(5,445)	(5,222)	(4,858)
Upstream	-	-	-	-	-	-	-	-
Midstream – Refining	-	-	-	-	-	(44)	69	12
Midstream – Liquefaction	(13)	(12)	(25)	(49)	(24)	(13)	-	-
Downstream	(485)	4,297	82	(3,213)	(753)	(1,112)	261	(32)
Corporate	(359)	(163)	(21)	(122)	(81)	(11)	212	(15)
Consolidation Entries	(2)	4	(3)	(2)	0	(1)	2	0
Income taxes and non-controlling interest	(859)	4,126	33	(3,386)	(858)	(1,181)	544	(35)
Upstream	(112)	(175)	(134)	(135)	(154)	(134)	299	(338)
Midstream – Refining	(2,611)	(2,742)	(2,742)	(2,723)	(2,761)	(2,158)	(2,781)	(2,748)
Midstream – Liquefaction	(21)	(19)	(19)	(16)	(15)	(15)	-	-
Downstream	(651)	(722)	(693)	(582)	(573)	(700)	(497)	(552)
Corporate	(18)	(19)	(18)	(16)	(15)	(12)	(12)	(12)
Consolidation Entries	32	32	32	32	32	34	33	33
Depreciation and amortisation	(3,381)	(3,645)	(3,574)	(3,440)	(3,486)	(2,985)	(2,958)	(3,617)
Upstream	(2,134)	(4,003)	(1,039)	9,188	(1,993)	(3,736)	(4,893)	(6,009)
Midstream – Refining	10,349	(19,490)	12,660	11,345	201	2,990	(12,199)	(1,117)
Midstream – Liquefaction	(2,553)	(2,596)	(1,677)	(1,910)	(1,727)	(878)	(4,157)	(444)
Downstream	964	(5,900)	(886)	3,383	2,197	670	(254)	2,242
Corporate	350	(2,276)	(1,759)	(5,164)	(1,390)	(882)	3,578	494.00
Consolidation Entries	(4,333)	35	1,929	(1,240)	314	(877)	34	1,881
Net profit (loss) per segment	2,643	(34,230)	9,228	15,602	(2,398)	(2,713)	(17,891)	(2,953)

PUBLIC SECURITIES FILINGS

You may access additional information about us, including our Annual Information Form for the year ended December 31, 2008, in documents filed with the Canadian Securities Administrators at www.sedar.com, and in documents, including our Form 40-F, filed with the U.S. Securities and Exchange Commission at www.sec.gov.  Additional information is also available on our website www.interoil.com.

 Management Discussion and Analysis   INTEROIL CORPORATION     24

GLOSSARY OF TERMS

Barrel, Bbl  Unit volume measurement used for petroleum and its products, equivalent to 42 U.S. gallons.

Condensate  A component of natural gas which is a liquid at surface conditions.

Crack spread  The simultaneous purchase or sale of crude against the sale or purchase of refined petroleum products. These spread differentials which represent refining margins are normally quoted in dollars per barrel by converting the product prices into dollars per barrel and subtracting the crude price.

Crude Oil A mixture consisting mainly of pentanes and heavier hydrocarbons that exists in the liquid phase in reservoirs and remains liquid at atmospheric pressure and temperature. Crude oil may contain small amounts of sulphur and other non-hydrocarbons but does not include liquids obtained from the processing of natural gas.

EBITDA  Earnings before interest, taxes, depreciation and amortization. EBITDA represents net income/(loss) plus total interest expense (excluding amortization of debt issuance costs), income tax expense, depreciation and amortization expense.  EBITDA is used to analyze operating performance.

Farm out  A contractual agreement with an owner who holds a working interest in an oil and gas lease to assign all or part of that interest to another party in exchange for the other party’s fulfillment of contractually specified conditions. Farm out agreements often stipulates that the other party must drill a well to a certain depth, at a specified location, within a certain time frame; furthermore, typically, the well must be completed as a commercial producer to earn an assignment of the working interest.  The assignor of the interest usually reserves a specified overriding royalty interest, with the option to convert the overriding royalty interest to a specified working interest upon payout of drilling and production expenses.

Feedstock  Raw material used in a processing plant.

GAAP  Generally accepted accounting principles.

Gas  A mixture of lighter hydrocarbons that exist either in the gaseous phase or in solution in crude oil in reservoirs but are gaseous at atmospheric conditions. Natural gas may contain sulphur or other non-hydrocarbon compounds.

IPP  Import Parity Price. For each refined product produced and sold locally in Papua New Guinea, IPP is calculated by adding the costs that would typically be incurred to import such product to the average posted price for such product in Singapore as reported by Platts.  The costs that are added to the reported Platts price include freight costs, insurance costs, landing charges, losses incurred in the transportation of refined products, demurrage and taxes.

IPI Indirect Participation Interest.

LIBOR  Daily reference rate based on the interest rates at which banks borrow unsecured funds from banks in the London wholesale money market.

LNG  Liquefied natural gas.  Natural gas converted to a liquid state by pressure and severe cooling, then returned to a gaseous state to be used as fuel.  LNG is moved in tankers, not via pipelines.  LNG, which is predominantly artificially liquefied methane, is not to be confused with NGLs, natural gas liquids, which are heavier fractions that occur naturally as liquids.

LNG Project   The potential development by us of a liquefied natural gas processing facility in Papua New Guinea described as our Midstream Liquefaction business segment and being undertaken as a joint venture with Pacific LNG Operations Ltd through a joint venture company PNG LNG Inc.

 Management Discussion and Analysis   INTEROIL CORPORATION     25

Naphtha That portion of the distillate obtained in the refinement of petroleum which is an intermediate between the lighter gasoline and the heavier benzene, has a specific gravity of about 0.7, and is used as a solvent for varnishes, illuminant, and other similar products.

Natural gas  A naturally occurring mixture of hydrocarbon and non-hydrocarbon gases found in porous geological formations beneath the earth's surface, often in association with petroleum.  The principal constituent is methane.

PGK Currency of Papua New Guinea.

PPL  Petroleum Prospecting License.  The tenement given by the Independent State of Papua New Guinea to explore for oil and gas.

Working interest  An interest in a mineral property that entitles the owner of such interest to a share of the mineral productions from the property with the share based on such owner’s relative interest.

Mcf  standard abbreviation for 1,000 cubic feet.

 Management Discussion and Analysis   INTEROIL CORPORATION     26